SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              ---------------------


                                  SCHEDULE 13D
                                  (Rule 13d-1)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 13)(1)

                            MARVEL ENTERPRISES, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    57383M108
                                 (CUSIP Number)

                            Michael L. Zuppone, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 318-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 10, 2005
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

---------------

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 2 of 7 Pages
---------------------------------               --------------------------------


-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Isaac Perlmutter
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|
-------- -----------------------------------------------------------------------
3.       SEC USE ONLY
-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
-------- -----------------------------------------------------------------------
                      7.     SOLE VOTING POWER
      NUMBER OF
                             29,039,413
       SHARES         ------ --------------------------------------------------
                      8.     SHARED VOTING POWER
    BENEFICIALLY
                             0
      OWNED BY        ------ --------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER
        EACH
                             29,039,413
      REPORTING       ------ --------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
     PERSON WITH
                             0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         29,039,413
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         26%
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 3 of 7 Pages
---------------------------------               --------------------------------


-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Object Trading Corp.
-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |X|
-------- -----------------------------------------------------------------------
3.       SEC USE ONLY
-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     |_|
-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------- -----------------------------------------------------------------------
                      7.     SOLE VOTING POWER
      NUMBER OF
                             14,622,680
       SHARES         ------ --------------------------------------------------
                      8.     SHARED VOTING POWER
    BENEFICIALLY
                             0
      OWNED BY        ------ --------------------------------------------------
                      9.     SOLE DISPOSITIVE POWER
        EACH
                             14,622,680
      REPORTING       ------ --------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER
     PERSON WITH
                             0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,622,680
-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         13.9%
-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         CO
-------- -----------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------               --------------------------------
CUSIP No. 57383M108                    13D             Page 4 of 7 Pages
---------------------------------               --------------------------------


               This Amendment No. 13 to Schedule 13D is being filed on behalf of Isaac Perlmutter and Object Trading Corp ("Object Trading") to amend and supplement the original Schedule 13D and all Amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc. ("Zib"); (2) Isaac Perlmutter Trust 01/28/1993 (the "Trust"); (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter;
(6) Biobright Corporation; (7) Classic Heroes, Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock of Marvel Enterprises, Inc. ("Marvel"). Mr. Perlmutter and Object Trading are together referred to in this Statement as the "Reporting Persons." This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.        Security of Issuer.

               Unchanged.

Item 2.        Identity and Background.

               Item 2(b) is hereby amended and restated as follows:

               The business address and principal executive office of Marvel is 417 5th Avenue, New York, New York 10016.

               The business address and principal executive office of Object Trading is P.O. Box 1028 Lake Worth, FL 33460.

Item 3.        Source and Amount of Funds or Other Consideration.

               Unchanged.

Item 4.        Purpose of Transaction.

               Unchanged.

Item 5.        Interest in Securities of the Issuer.

               Item 5 is hereby amended and restated as follows:

               (a) As of May 10, 2005, the Reporting Persons (including all executive officers and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 29,039,413 shares of common stock, par value $0.01 per share (the "Common Stock"), of Marvel, representing approximately 26% of the shares of Common Stock that either are currently outstanding or would be outstanding upon the exercise of options held by the Reporting Persons.

               (b) Mr. Perlmutter may be deemed to possess the sole power to vote and dispose of an aggregate amount of 29,039,413 shares of Common Stock. Mr. Perlmutter owns directly (i) 3,036,026 currently outstanding shares of Common Stock and (ii) options that are immediately exercisable for 6,425,000 shares of Common Stock. As the sole stockholder of Object Trading, Mr. Perlmutter beneficially owns 14,622,680 shares of Common Stock owned by this entity. Finally, because the Trust is the sole stockholder of Zib, which owns 3,694,645 shares of Common Stock, and because Mr. Perlmutter is a trustee and the sole beneficiary of the Trust, which owns 1,261,062 shares of Common Stock, he may be deemed to beneficially own the combined amount of 4,955,707 shares of Common Stock owned by these two entities.

               Object Trading may be deemed to possess the sole power to vote and dispose of 14,622,680 shares of Common Stock. With regard to each executive officer and director of Object Trading such individuals have the sole power to vote and dispose of that amount of Common Stock set forth on Schedule I attached hereto.

               (c) During the past 60 days, the Reporting Persons have not effected any transactions in shares of Common Stock.

               (d) Not applicable.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

               On May 10, 2005, Marvel's Board of Directors authorized an additional $150 million under Marvel's Common Stock repurchase program. In connection with the additional authorization, Marvel and Mr. Perlmutter entered into an amendment to their existing Share Disposition Agreement (the "Amendment") in which Mr. Perlmutter has agreed to continue not to sell any of his shares of Common Stock until the earlier of (i) the Board of Directors canceling the Program, (ii) Marvel completing the purchase of $250 million of Marvel's Common Stock under the expanded repurchase program or (iii) June 30, 2006. A copy of the Amendment is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 11, 2005.

Item 7.        Material to be Filed as Exhibits.

               Unchanged.


                              (Page 5 of 7 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 12, 2005                               /s/ Isaac Perlmutter
                                            ------------------------------------
                                            Isaac Perlmutter


Dated:  May 12, 2005                        OBJECT TRADING CORP.


                                            By:    /s/ Isaac Perlmutter
                                                --------------------------------
                                            Name: Isaac Perlmutter
                                            Title: President


                              (Page 6 of 7 Pages)

                                   SCHEDULE I
                                   ----------

                        EXECUTIVE OFFICERS AND DIRECTORS

         The name and present principal occupation or employment of each of the executive officers and directors of Object Trading are set forth below.

Object Trading Corp.
--------------------


                               Present Principal
                                 Occupation or                                   Marvel
  Name and Positions Held          Employment              Business Address     Ownership
  -----------------------          ----------              ----------------     ---------

Isaac Perlmutter            Chief Executive Officer of     P.O. Box 1028        29,039,413
President and sole                  Marvel                 Lake Worth, FL
Director                                                   33460


                              (Page 7 of 7 Pages)